FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated September 9, 2015;

Montréal, September 9, 2015

For immediate release

Agreement for the purchase of a portion of Caisse de dépôt et placement du Québec’s interest in Quebecor Media

Quebecor Media and Caisse de dépôt et placement du Québec (CDPQ) announced today that they have agreed on the partial purchase of CDPQ’s interest in Quebecor Media.

Quebecor Media has purchased for cancellation 7,268,324 common shares of Quebecor Media held by Capital d’Amérique Investissements, a wholly owned subsidiary of CDPQ, amounting to approximately 28.6% of CDPQ’s interest prior to closing, for a purchase price of $500 million, to be paid in cash. Quebecor Media intends to finance the transaction by accessing debt-capital markets.

Following the transaction, CDPQ holds 18,170,810 common shares of Quebecor Media, a 18.93% interest.

“This transaction continues the process announced in October 2012, when we introduced a plan to purchase the shares of Quebecor Media held by Caisse de dépôt et placement du Québec,” said Jean-François Pruneau, Chief Financial Officer of Quebecor. “Ownership of all the shares of Quebecor Media by Quebecor remains our long-term goal. This transaction will be financed in accordance with our basic objective of maintaining sound balance sheet management.”

“We are continuing to rebalance our portfolio, a process we started in 2012,” explained Christian Dubé, Executive Vice-President, Québec of CDPQ. “Following this transaction, we retain a significant stake in Quebecor Media, a company that continues to provide good prospects for value creation.”

About Quebecor and Quebecor Media

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds, following the transaction hereinabove announced, a 81.07% interest in Quebecor Media, which employs close to 12,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/QuebecorMedia

About Caisse de dépôt et placement du Québec

Caisse de dépôt et placement du Québec is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at June 30, 2015, it held

$240.8 billion in net assets. As one of Canada’s leading institutional fund managers, la Caisse, which marks its 50th anniversary this year, invests globally in major financial markets, private equity, infrastructure and real estate. For more information about la Caisse: www.CDPQ.com.

Sources:

Quebecor and Quebecor Media

Jean-François Pruneau

Senior Vice President and Chief Financial Officer

Quebecor Inc. and Quebecor Media Inc.

jean-francois.pruneau@quebecor.com

(514) 380-4144

Information:

Martin Tremblay, Vice President, Public Affairs

Quebecor Media Inc.

Martin.tremblay@quebecor.com

(514) 380-1985

Caisse de dépôt et placement du Québec Maxime Chagnon Senior Director, Media Relations 514 847-5493 mchagnon@cdpq.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Dominique Poulin-Gouin
By:	Dominique Poulin-Gouin
Assistant Secretary

Date: September 10, 2015